Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-277991

NB PRIVATE MARKETS ACCESS FUND LLC
Supplement dated April 4, 2025 to the
Prospectus dated July 31, 2024

This supplement amends certain information in the Prospectus, dated July 31, 2024, of NB Private Markets Access Fund LLC (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.
Effective immediately, the following changes are made to the Prospectus:
The first two sentences of the second footnote to the table on the cover page are deleted in their entirety and replaced with the following:
The minimum initial investment in the Fund by any investor is $25,000 with respect to Class A-1 Shares, Class A-2 Shares and Institutional Class Shares, and the minimum additional investment in the Fund by any investor is $10,000, except for additional purchases pursuant to the dividend reinvestment plan.
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The section “Summary of Offering Terms — Minimum Investment” is deleted in its entirety and replaced with the following:
The minimum initial investment in the Fund by any investor is $25,000 with respect to Class A-1 Shares, Class A-2 Shares and Institutional Class Shares, and the minimum additional investment in the Fund by any investor is $10,000, except for additional purchases pursuant to the dividend reinvestment plan.
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The third paragraph in the section “Purchasing Shares” is deleted in its entirety and replaced with the following:
The minimum initial investment in the Fund by any investor is $25,000, and the minimum additional investment in the Fund by any investor is $10,000, except for additional purchases pursuant to the dividend reinvestment plan. The purchase price of the Shares is based on the net asset value as of the date such Shares are purchased.
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The fifth paragraph of the section “Summary of Offering Terms — Investment Objective and Strategy” is deleted in its entirety and replaced with the following:
The Fund intends to utilize leverage in connection with its investment activities. Specifically, the Fund may borrow money through a credit facility it has entered into to provide liquidity for capital calls by Portfolio Funds and to manage timing issues in connection with the acquisition of Fund investments and the inflows of additional capital. There is no assurance, however, that the Fund will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. The Investment Company Act requires a registered closed-end investment company, like the Fund, to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the Fund’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement. Leverage is speculative and involves certain risks. In general, the use of leverage by the Fund may increase the volatility of the Fund. See “Risks — Use of Leverage.” To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Adviser may sell certain of the Fund’s assets.
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The section “Summary of Fund Fees and Expenses” is deleted in its entirety and replaced with the following:
The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund.

Shareholder Transaction Expenses	Institutional Class	Class A-1	Class A-2
Maximum Sales Load (as a percentage of subscription amount)(1)	None	3.50%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

Annual Expenses (as a percentage of the Fund’s net assets)	Institutional Class	Class A-1	Class A-2
Advisory Fee(3)(9)	1.50%	1.50%	1.50%
Incentive Fee(4)	0.81%	0.80%	0.80%
Distribution and Servicing Fee(5)	0.00%	0.70%	0.70%
Interest Payments on Borrowed Funds(6)	0.34%	0.34%	0.34%
Other Expenses(7)	0.34%	0.34%	0.34%
Acquired Fund Fees and Expenses(8)	0.17%	0.17%	0.17%
Total Annual Expenses	3.16%	3.85%	3.85%
Fee Waiver and/or Expense Reimbursement(9)	(0.04)%	(0.04)%	(0.04)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	3.12%	3.81%	3.81%

(1)
Subscriptions for Class A-1 Shares may be subject to a sales load of up to 3.50% of the subscription amount. The sales load payable by each Shareholder depends upon the amount invested by such Shareholder in Class A-1 Shares. While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class or Class A-2 Shares, if a shareholder buys Class A-2 Shares through certain selling agents or financial intermediaries, such selling agent or financial intermediary may directly charge Shareholders transaction or other fees in such amount as they may determine.

(2)
A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in - first out” basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

(3)
The Fund pays the Investment Adviser a quarterly Advisory Fee at an annual rate of 1.50% based on the Fund’s net asset value, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Advisory Fee payable to the Investment Adviser for any month, the net asset value will be calculated prior to the inclusion of the Advisory Fee payable to the Investment Adviser. To the extent the Fund invests any assets in an affiliated investment company, the Investment Adviser undertakes to waive a portion of the Advisory Fee equal to the advisory fee it receives from such affiliated investment company on those assets.

(4)
At the end of each calendar quarter, the Investment Adviser is entitled to receive an Incentive Fee equal to 10% of the difference, if positive, between (i) the net profits of the Fund for the relevant period and (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean (i) the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses) plus (ii) the aggregate distributions accrued during the period. The actual amount of the Incentive Fee will vary over time, and may be more or less than the amount in the table above.

(5)
Class A-1 Shares and Class A-2 Shares each pay a Distribution and Servicing Fee at an annual rate of 0.70% based on the aggregate net assets of the Fund attributable to such class to the Fund’s Distributor. For purposes of determining the Distribution and Servicing Fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Institutional Class Shares are not subject to a Distribution and Servicing Fee.

(6)
In addition to interest payments, includes fees payable under the Fund’s current credit facility. This item estimates interest payments in connection with the credit facility as if the credit facility had been in effect during the fiscal year ended March 31, 2025.

(7)
“Other Expenses” are based on estimated amounts for the current fiscal year and include, among other things, professional fees and other expenses that the Fund bears, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian.

(8)
Includes the fees and expenses of the Portfolio Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of the offering. Some of the Portfolio Funds in which the Fund invests generally charge asset-based management fees. The managers of the Portfolio Funds may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of “carried interest” allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds. The Portfolio Funds in which the Fund invests generally charge a management fee of 1.00% to 2.50%, and approximately 20% to 30% of net profits as a carried interest allocation, subject to a clawback. The “Acquired Fund Fees and Expenses” disclosed above are based on historic returns of the

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Portfolio Funds in which the Fund already invests and expects to invest, which may change substantially over time. The “Acquired Fund Fees and Expenses” reflects operating expenses of the Portfolio Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds) and does not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind. As such, fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.
(9)
Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Investment Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the advisory fee, incentive fee, distribution and servicing fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, expenses related to, or incurred by, special purpose vehicles in connection with any credit facilities obtained by the Fund, interest payments incurred by the Fund or a subsidiary, fees and expenses incurred in connection with any credit facilities obtained by the Fund or a subsidiary, valuation service providers; and extraordinary expenses, if any) (“Other Expenses”) do not exceed 0.30% per annum of the average monthly net assets. The Fund agrees to repay the Investment Adviser any fees waived under the Expense Limitation Agreement or any Other Expenses the Investment Adviser reimburses in excess of the Expense Limitation Agreement, provided the repayments do not cause the Fund’s Other Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Investment Adviser incurred the expense. The Expense Limitation Agreement has a term ending on July 31, 2026, and the Investment Adviser may extend the term for a period of one year on an annual basis.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses Shareholders will bear.
The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.
Example 1

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class A-1 investment, assuming a 5% annual return:	$72	$139	$202	$370
You would pay the following expenses on a $1,000 Class A-2 investment, assuming a 5% annual return:	$38	$108	$174	$347
You would pay the following expenses on a $1,000 Institutional Class investment, assuming a 5% annual return:	$31	$87	$140	$281

Example 2

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $25,000 Class A-1 investment, assuming a 5% annual return:	$1,800	$3,471	$5,062	$9,253
You would pay the following expenses on a $25,000 Class A-2 investment, assuming a 5% annual return:	$958	$2,691	$4,339	$8,681
You would pay the following expenses on a $25,000 Institutional Class investment, assuming a 5% annual return:	$787	$2,181	$3,495	$7,021

The Examples above are based on the annual fees and expenses set forth on the table above. They should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the examples. A greater rate of return than that used in the Examples would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee. In addition to the fees and expenses described above, shareholders may also be required to pay transaction or other fees on purchases of Class A-2 Shares of the Fund, which are not reflected in the example.
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The second to last paragraph of the section “Investment Objective And Strategy – Investment Types” is deleted in its entirety and replaced with the following:
The Fund intends to utilize leverage in connection with its investment activities. Specifically, the Fund may borrow money through its credit facility to provide liquidity for capital calls by Portfolio Funds and to manage timing issues in connection with the acquisition of Fund investments and the inflows of additional capital. There is no assurance, however, that the Fund will be able to timely repay any borrowings under such credit facility, which may result in the Fund incurring leverage on its portfolio investments from time to time. There can be no assurance that the Fund will be able to renew its credit facility on attractive terms. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement, meaning that the value of the Fund’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). Leverage is speculative and involves certain risks. In general, the use of leverage by the Fund may increase the volatility of the Fund. See “Risks — Use of Leverage.” None of the foregoing Investment Company Act requirements apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the Investment Company Act. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to investors, the Adviser may sell certain of the Fund’s assets.
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The following is added to the section “Risks”:
Use of Leverage
The Fund may utilize leverage in connection with its investment activities. Specifically, the Fund may borrow money through its credit facility to provide liquidity for capital calls by Portfolio Funds and to manage timing issues in connection with the acquisition of Fund investments (e.g., to provide the Fund with temporary liquidity to acquire investments in advance of the Fund’s receipt of proceeds from the realization of other assets or additional sales of Shares) up to the limits of the Asset Coverage Requirement. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.
The use of leverage is speculative and involves certain risks. Although leverage will increase the Fund’s investment return if the Fund’s interest in an investment purchased with borrowed funds earns a greater return than the interest expense the Fund pays for the use of those funds, the use of leverage will decrease the return on the Fund if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Fund, especially in times of a “credit crunch” or during general market turmoil, such as that experienced during late 2008. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. If the Fund is unable to access additional credit, it may be forced to sell its interests in portfolio investments at inopportune times, which may further affect the returns of the Fund.
Portfolio Fund Managers may also employ leverage through borrowings or derivative instruments and are likely to directly or indirectly acquire interests in companies with leveraged capital structures. If income and appreciation on investments made with borrowed funds are less than the cost of the leverage, the value of the relevant portfolio or investment will decrease. Accordingly, any event that adversely affects the value of the Fund’s investment will be magnified to the extent leverage is employed. The cumulative effect of the use of leverage by the Fund or by underlying investments in a market that moves adversely to the relevant investments could result in substantial losses, exceeding those that would have been incurred if leverage had not been employed.
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The eighth paragraph of the section “Investment Advisory Agreement” is deleted in its entirety and replaced with the following:
Pursuant to the Expense Limitation Agreement, the Investment Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure Other Expenses do not exceed 0.30% per annum of the average monthly net assets. The Fund agrees to repay the Investment Adviser any fees waived under the Expense Limitation Agreement or any Other Expenses the Investment Adviser reimburses in excess of the Expense Limitation Agreement,

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provided the repayments do not cause the Fund’s Other Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Investment Adviser incurred the expense. The Expense Limitation Agreement has a term ending on July 31, 2026, and the Investment Adviser may extend the term for a period of one year on an annual basis.
Investors should retain this supplement for future reference.

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